Exhibit 4.1

                           FIRST AMENDMENT TO
                     DATA RESEARCH ASSOCIATES, INC.
                       DIRECTOR STOCK OPTION PLAN

    WHEREAS, the Data Research Associates, Inc. Director Stock Option Plan (the "Director Plan") provides that an aggregate of 75,000 shares of the Company's common stock (adjusted for the 1996 stock dividend), par value $.0.01 (the "Common Stock") may be issued pursuant to awards of stock options under the Director Plan; and

    WHEREAS, of the 75,000 shares reserved for issuance under the Director Plan, only 15,000 remain available for future awards; and

    WHEREAS, Section XIII(a) of the Director Plan provides that the Board of Directors may amend the plan with the approval of the Shareholders to increase the total number of shares which may be issued under the Director Plan; and

    WHEREAS, it is the judgment of the Board of Directors, in consultation with its Compensation Committee, that awards of stock options have been and will continue to be an important ingredient in the successful recruitment and retention of members of the Board of Directors; and

    WHEREAS, the Director Plan expires on November 18, 1997; and

    WHEREAS, it is the judgment of the Board of Directors that the number of shares of the Common Stock currently subject to the Director Plan be increased from 75,000 (adjusted for the 1996 stock dividend) to 175,000, and that the expiration date of the Director Plan be extended for an additional five (5) years until November 18, 2002.

    NOW, THEREFORE, BE IT RESOLVED, that Section III of the Director Plan is hereby deleted in its entirety and the following substituted in lieu thereof:

      "III.  SHARES SUBJECT TO THE PLAN

             Subject to the provisions of Section XII below, the Stock which may be issued pursuant to Options granted under the Plan shall not exceed in the aggregate one hundred seventy-five thousand (175,000) shares of Stock. If any Options granted under the Plan terminate, expire or are surrendered without having been exercised in full, the number of shares of Stock not purchased under such Options shall be available again for purposes of the Plan."; and

    RESOLVED, that Section XIII(b) of the Director Plan is hereby deleted in its entirety and the following substituted in lieu thereof:

      "b. The Plan shall terminate on November 18, 2002, such being the date five (5) years after the date of the amendment of the Plan by the Board of Directors. No Option shall be granted under the Plan after termination of the Plan, although previously granted and unexercised Options shall not necessarily expire as of termination of the Plan, but will continue to be exercisable until expiration of the Options in accordance with their own terms."

   RESOLVED FURTHER, that except as provided above with regard to
Section III and Section XIII(b) of the Director Plan, the Director Plan and all terms and conditions thereof shall remain unchanged and in full force and effect.

   IN WITNESS WHEREOF, this Amendment is dated as of the 21st day of November, 1996, and shall become effective as of the date of the approval of the Shareholders of the Company.

                              By:  /s/Michael J. Mellinger
                                   Michael J. Mellinger
                                   Chairman of the Board,
                                   President and Chief Executive Officer